UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: GlaxoSmithKline plc, 3 November 2020, London UK

GSK sets new environmental goals of net zero impact on climate and net positive impact on nature by 2030

Increasing scientific evidence[1] demonstrates that climate change and nature loss are impacting the world and human health in many ways, including: extreme heat contributing to deaths from diseases; increased spread of infectious diseases and air pollution exacerbating respiratory diseases.

Today, GSK has announced ambitious new environmental sustainability goals in both climate and nature, aiming to have a net zero impact on climate and a net positive impact on nature by 2030.

The new goals form part of GSK's Trust priority and ESG approach, which support the company's aim to create long-term value for shareholders and meet the needs of society. Over the next decade, GSK will invest in measures to reduce its environmental impact, in restoration programmes to balance the remaining impact that the company cannot reduce and aim to put back into nature more than the company takes out.

Underpinning these goals, the company has set new targets across its different businesses, including: 100% renewable electricity usage and good water stewardship at all GSK sites; 100% of materials sustainably sourced and deforestation free and transitioning to 100% usage of electric vehicles by GSK sales representatives worldwide. More information on the goals and the targets are available on gsk.com.

Emma Walmsley, Chief Executive Officer, GSK, said, "As a global healthcare company, we want to play our full part in protecting and restoring the planet's health, in order to protect and improve people's health. Improving the environmental sustainability of our business also makes us more resilient, protecting our operations, so we can deliver the products that patients and consumers rely on.

"As part of our Trust priority and ESG commitments, we are announcing a new level of ambition on environmental sustainability, with the twin goals of ensuring the new GSK has a net zero impact on climate and a net positive impact on nature by 2030.

"All of us working at GSK are very motivated by the challenge of delivering these new goals. Meeting these goals will require working closely with others, including our suppliers, customers, consumers and patients, and we are grateful for their support."

The new goals apply principally to GSK's Biopharma business and portfolio. The company's Consumer Healthcare business will also contribute towards these goals through delivery of its own targets, whilst it is part of GSK. Post separation, the new Consumer Health company will be a world-leading business and its new targets reflect this, representing a significant new level of ambition, to drive positive environmental change and help improve everyday health.

GSK has long been committed to reducing its environmental impact and was one of the first pharmaceutical companies to set ambitious environment targets in 2010. Since then, across its operations GSK has reduced carbon emissions by 34%, waste to landfill by 78% and total water use by 31% (2019 figures).

The Science Based Targets Initiative has accredited that GSK's new carbon targets align to a 1.5° pathway - in line with the most ambitious goal of the Paris Agreement. The company will align to the Science Based Targets Network approach to measure its impact on nature and will seek to accredit its nature target when the methodology is finalised.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Danielle Morris	+44 (0) 20 8047 7562	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019 and as set out in GSK's "Principal risks and uncertainties" section of the Q3 Results and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

[1] The 2019 report of the Lancet Countdown on health and climate change ensuring that the health of a child born today is not defined by a changing climate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: November 03, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc